UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934

ANTICUS INTERNATIONAL CORP.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

037027 20 8

(CUSIP Number)

Gilles Varin
948A, rue Notre Dame
Repentigny, Québec Canada, J5Y 1C8
(514) 843-4411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28th 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1)g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Schedule 13D

CUSIP # 037027 20 8

1.	Names of reporting persons. IRS identification nos. of above persons (entities only).
Gilles Varin

2.	Check the appropriate box if a member of a group.
(a)

(b)

3.	SEC Use Only

4.	Source of Funds	PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		Canadian

Number of Shares	7.	Sole Voting Power	13,650,000
Beneficially Owned
By Each Reporting	8.	Shared Voting Power	0
Person With
	9.	Sole Dispositive Power	13,650,000

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person
13,650,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11)	39.4%
14.	Type of Reporting Person
IN

Schedule 13D

Item 1.	Security and Issuer
Common stock, .001 par value, of Anticus International Corp. which has its principal offices at, 2175, de la Montagne,suite 300,Montréal, Québec, Canada, H3G 1Z8.

Item 2.	Identity and Background
	(A)	Gilles Varin
	(B)	948A, rue Notre Dame, Repentigny, Québec, Canada, J5Y 1C8
	(C)	President and Director of Anticus International Corp.
2175, De La Montagne, suite 300, Montréal, Québec, Canada, H3G 1Z8
	(D)	During the past five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
	(E)	During the past five years, such person was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibition or mandating activities subject to Federal or State Securities laws or finding any violations with respect to such laws.
	(F)	Canadian Citizenship

Item 3.	Source and Amount of Funds or Other Consideration
The source of all funds for purchases was from personal funds of the reporting person.
The amount of funds used for the purchases was $20,000.

Item 4.	Purpose of the Transaction
Gilles Varin President and Director of Anticus International Corp. has acquired
13,650,000 shares of the securities of that company. Such acquisition of securities was through a private transaction with Denis Galbraith, a shareholder of Anticus International
Corp. The purpose of the transaction by Gilles Varin with Denis Galbraith was to increase the individual share holdings of Gilles Varin.

Item 5.	Interest in Securities of the Issuer
	(A)	13,650,000shares, constituting 39.4% of the outstanding common stock of the issuer.
	(B)	Items 7, 8, 9, and 10 of the second part of the cover page are hereby incorporated by reference.
	(C)	Gilles Varin made the following transaction with Denis Galbraith:

On April 28th 2006, Gilles Varin, President and Director of Anticus International
Corp. did purchase, through the use of personal funds, 13,650,000 shares of common stock of Anticus International Corp. from Denis Galbraith, a shareholder of
Anticus International Corp. Such purchase of common stock has increased the number of shares of Anticus International Corp. common stock owned by Gilles
Varin from 0 to 13,650,000.

Item 6.	Contracts, Arrangements, Understandings or Relationship to Securities of the Issuer
Gilles Varin has no contract, arrangement, understanding or relationship with any other person with respect to any securities of the issuer, including, but not limited to the transfer or voting of any such securities, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits
None.

Schedule 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17th, 2006

Date

\s\	Gilles Varin

Signature	Gilles Varin
An Individual